Exhibit 99.7

Verdera Energy Closes Sale of Treeline Uranium Project, New Mexico

Retains 1.5% royalty and receives cash and Americas Uranium shares, with an additional C$1.8 million in shares issuable over the next 36 months

TSX-V:V OTCQB: VUECF

www.verderauranium.com

Vancouver, BC, Sept. 24, 2026 /CNW/ -- Verdera Energy Corp. (TSXV: V) (OTCQB: VUECF) (“Verdera” or the “Company”) is pleased to announce that, further to its news release dated September 2, 2026, the Company has completed the sale of a 100% interest in the Treeline Uranium Project located in Cibola and McKinley Counties, New Mexico (the “Treeline Project”) to Americas Uranium Corp. (CSE: NUCA) (OTCQB: ASRFF) (FSE: WA7) (“Americas Uranium”) (the “Transaction”), pursuant to the previously announced Mineral Property Purchase and Sale Agreement. The Transaction closed on September 24, 2026 (the “Closing Date”).

Transaction Highlights

●	US$100,000 in cash received on closing;

●	701,754 common shares of Americas Uranium received on closing at a deemed price of C$0.285 per share (C$200,000), subject to a statutory hold period of four months and one day from the Closing Date;

●	A further C$1,800,000 in Americas Uranium common shares issuable to Verdera in staged tranches over the 36 months following the Closing Date, for total share consideration of C$2,000,000;

●	Verdera retains a 1.5% net proceeds royalty on uranium and a 1.5% net smelter returns royalty on other minerals produced from the Treeline Project (the “Vendor Royalty”). Americas Uranium may reduce the Vendor Royalty to 1.0% at any time by paying Verdera C$400,000.

Janet Lee-Sheriff, Chief Executive Officer of Verdera, commented:

“Closing the Treeline sale shows the value embedded in our New Mexico database beyond our core properties. We have turned a non-core exploration asset into cash, an equity position in an active explorer and a retained royalty, which keeps Verdera shareholders exposed to any success at Treeline at no further cost to the Company. It also allows our team and our capital to stay focused on advancing our four large-scale ISR uranium properties.”

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. With the largest land position in a prolific uranium district, and the largest uranium endowment among U.S.-focused public uranium exploration companies, Verdera is working to meet the growing demand for clean, reliable domestic uranium. Led by a team with extensive experience in the uranium and natural resources sector, Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historic resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements regarding the Company’s expected receipt of the remaining C$1.8 million in Americas Uranium common shares issuable in staged tranches over the 36 months following the Closing Date; the potential future value of the Vendor Royalty; the anticipated benefits of the Transaction to the Company and its shareholders; the Company’s ability to realize value from its New Mexico uranium database and property portfolio; and the Company’s plans to advance its key projects and pursue additional opportunities.

Forward-looking information is based on management’s current expectations, estimates, projections and assumptions as of the date of this news release and is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, among others, the risk that the Company may not receive the remaining share consideration when expected or at all; that the value of Americas Uranium shares may fluctuate; that the Vendor Royalty may not generate future payments or value; that the anticipated benefits of the Transaction may not be realized; that market, regulatory, operational or commodity-price conditions may change; and other risks described in the Company’s public disclosure record. Readers are cautioned not to place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as required by applicable securities laws.

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For further information: For further information, please contact: Verdera Energy Corp. ; Valerie Kimball, Director of Communications, info@verderauranium.com, 720.933.1150, www.verderauranium.com ; Graham Farrell, Investor Relations, graham@northstarir.ca, 416.842.9003

CO: Verdera Energy Corp.

CNW 16:35e 24-SEP-26